Exhibit 99.1

NEWS RELEASE

OLYMPUS CLOSES US$3 MILLION PRIVATE PLACEMENT

TORONTO, May 28, 2009 – Olympus Pacific Minerals Inc. (TSX: OYM, OTCBB: OLYMF, Frankfurt: OP6) (the "Company") is pleased to announce that it has closed its previously announced private placement and issued a total of 16,216,216 common shares (“Shares”) of the Company at a price of US$0.185 per Share for total gross proceeds of US$3,000,000 (the “Offering”).

All Shares issued in the Offering have a hold period in Canada of four months expiring September 28, 2009.

McDouall Stuart Securities Inc. of New Zealand received a cash finder’s fee of US$150,000 in consideration for introducing the investors to the Company.

The Company will use the net proceeds received from the Offering to undertake the mine development necessary to increase production on the Company’s Bong Mieu gold project in Vietnam.

For further information about the Company and its activities, please refer to the Company’s website at www.olympuspacific.com and under the Company’s profile at www.sedar.com.

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia.  Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

On Behalf of the Board of Directors
of Olympus Pacific Minerals Inc.

David A. Seton, Chairman and
Chief Executive Officer

For further information contact:

Jim Hamilton, Vice-President, Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202